BABYVEND, LLC

FINANCIAL STATEMENTS

For fiscal year ended December 31, 2020 and 2021

(Unaudited)

BABYVEND, LLC

Balance Sheet

		As of December 31, 2020	2021
ASSETS			
CURRENT ASSETS			
	Cash and cash equivalents	$ 263,991.91	$36,014.91
	Fixed assests	$68,396.00	$319,968.00
	Other assests	$0.00	$0.00
	TOTAL ASSESTS	$ 332,387.91	$ 355,982.91
LIABILITIES AND SHAREHOLDERS EQUITY			
CURRENT LIABILITIES			
	Accounts payable	$11,141.00	$132,274.00
	Long-Term debt	0	0
	Capital account	3157	0
	TOTAL LIABILITIES and CAPITAL ACCOUNT	$14,298.00	$132,274.00
SHAREHOLDERS' EQUITY			
	TOTAL SHAREHOLDERS' EQUITY	$0.00	$0.00

BABYVEND, LLC

Statement of Operations

		2020	2021
OPERATING INCOME			
	Machines	$8,508.00	$71,084.00
	Events	$590.00	$0.00
	Advertising	$3,650.00	$10,065.00
	Training	$2,100.00	$4,500.00
	Misc. Investment/Sponsor	$23,900.00	$0.00
	Contract	$0.00	$325,000.00
	TOTAL INCOME	**$ 38,748.00**	**$410,649.00**
OPERATING EXPENSES			
	Machine Rent/Space	$5,340.00	$36,000.00
	Air Vend	$360.00	$660.00
	Machine Internet	$300.00	$2,100.00
	Inventory	$1,341.00	$14,146.00
	Packaging	$150.00	$50.00
	Liability Insurance	$540.00	$805.00
	Property Insurance	$900.00	$900.00
	Workers Comp	$426.00	$1,320.00
	Domain/Website	$216.00	$2,284.00
	E-mail	$144.00	$1,760.00
	Office/Storage	$450.00	$5,400.00
	Labor	$10,250.00	$69,500.00
	Accounting Software	$174.00	$840.00
	Equipment	$15,000.00	$153,700.00
	Travel	$0.00	$29,886.00
	Vehicle Insurance	$0.00	$6,010.00
	Phone/Fax/Printer	$0.00	$1,750.00
	TOTAL EXPENSES	**$35,591.00**	**$327,111.00**
	NET INCOME	**$3,157.00**	**$83,538.00**

Baby Vend, LLC

Statement of Equity Ownership

Year	2020	2021	2022
Owner's Beginning Equity	-	13,313	77,857
Capital Contribution	10000	10000	0
Net Income	3313	67856.67	
Subtotal	13313	77856.67	0
Owner's Draws	0	0	0
Owner's Ending Equity	13,313	77,857	-

BABYVEND, LLC

Statement of Cash Flows

		2020	2021
Cash Flow From Operating Activities			
	Net income (Gain) For the Period	$3,157.00	$83,538.00
	Change in Fixed Assests	$68,396.00	$319,968.00
	Change in Accounts Payable	$11,141.00	$132,274.00
	Net Cash Flows From Operating Activities	$ 82,694.00	$ 535,780.00
Cash at Beginning of Period		$263,991.91	$36,014.91
Net Increase in Cash		$82,694.00	$ 535,780.00
Cash at End of Period		$346,685.91	$571,794.91

BABYVEND, LLC
Notes to the Financial Statements
Fiscal Years Ended December 31, 2020 and 2021

1. ORGANIZATION AND PURPOSE

BabyVend, LLC (the "Company") is a limited liability company formed under the laws of the State of Alaska. The Company operates a network of vending machines equipped with baby supplies and derives revenue from machine sales, machine advertising, and product partnerships.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

<u>A) Basis of Accounting</u>
The Company prepares its financial statements on an accural basis of accounting in conformity with accounting prinicples generally accepted in the United States of America. Under the accural basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

<u>B) Fiscal Year</u>
The Company operates on a 52- week fiscal year ending on December 31.

<u>C) Document Process</u>
Transactions can be found in Nayax, AirVend, Business PayPal, Venmo, and Nuvision Federal Credit Union.

<u>D) Use of Estimates</u>
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.